Exhibit 99.1

Luckin Coffee Inc. Announces Fourth Quarter and Full Year 2023 Financial Results

Fiscal Year 2023 Net Revenues Increased 87%

More than 8,000 Net New Store Openings in Fiscal Year 2023; Ended 2023 with More than 16,200 Stores in China

BEIJING, February 23, 2024 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced its unaudited financial results for the three months ended December 31, 2023 and fiscal year 2023.

FOURTH QUARTER 2023 HIGHLIGHTS1

●	Total net revenues in the fourth quarter were RMB7,065.0 million (US$995.1 million), representing an increase of 91.2% from RMB3,695.0 million in the same quarter of 2022.

●	Net new store openings in the fourth quarter were 2,975, including 12 new store openings in Singapore, resulting in a quarter-over-quarter store unit growth of 22.4% from the number of stores at the end of the third quarter of 2023, ending the fourth quarter with 16,248 stores which include 10,628 self-operated stores and 5,620 partnership stores.

●	Average monthly transacting customers in the fourth quarter were 62.4 million, representing an increase of 154.2% from 24.6 million in the same quarter of 2022.

●	Revenues from self-operated stores[2] in the fourth quarter were RMB5,103.4 million (US$718.8 million), representing an increase of 89.2% from RMB2,697.1 million in the same quarter of 2022.

●	Same-store sales growth for self-operated stores in the fourth quarter was 13.5%, compared to 9.2% in the same quarter of 2022.

●	Store level operating profit – self-operated stores in the fourth quarter was RMB690.4 million (US$97.2 million) with store level operating profit margin of 13.5%, compared to RMB581.5 million with store level operating profit margin of 21.6% in the same quarter of 2022.

●	Revenues from partnership stores in the fourth quarter were RMB1,763.8 million (US$248.4 million), representing an increase of 109.1% from RMB843.4 million in the same quarter of 2022.

●	GAAP operating income in the fourth quarter was RMB212.7 million (US$30.0 million), representing a GAAP operating income margin of 3.0%, compared to a GAAP operating income of RMB313.2 million, or a GAAP operating income margin of 8.5%, in the same quarter of 2022. Non-GAAP operating income in the fourth quarter, which adjusts for share-based compensation expenses, was RMB272.9 million (US$38.4 million), representing a non-GAAP operating income margin of 3.9%, compared to a non-GAAP operating income of RMB425.6 million, or a non-GAAP operating income margin of 11.5%, in the same quarter of 2022.

1 Please refer to the section “KEY DEFINITIONS” on Page 6 for detailed definitions on certain terms used.

2 Beginning from the first quarter of 2023, the definitions of “revenues from self-operated stores” and “store level operating profit - self-operated stores” have been adjusted to better reflect the operating results of the Company’s self-operated stores. Comparative information for the fourth quarter and fiscal year of 2022 has also been adjusted to conform to the current period’s presentation. For detailed definitions, please refer to the section “KEY DEFINITIONS” on Page 6.

1

FISCAL YEAR 2023 HIGHLIGHTS

●	Total net revenues in fiscal year 2023 were RMB24,903.2 million (US$3,507.5 million), representing an increase of 87.3% from RMB13,293.0 million in fiscal 2022.

●	Net new store openings in fiscal year 2023 were 8,034, including 30 new store openings in Singapore, resulting in a year-over-year store unit growth of 97.8% from the number of stores at the end of fiscal year 2022, ending the period with 16,248 stores which include 10,628 self-operated stores and 5,620 partnership stores.

●	Average monthly transacting customers in fiscal year 2023 were 48.4 million, representing an increase of 124.1% from 21.6 million in fiscal year 2022.

●	Revenues from self-operated stores in fiscal year 2023 were RMB17,880.1 million (US$2,518.4 million), representing an increase of 82.7% from RMB9,786.2 million in fiscal year 2022.

●	Same-store sales growth for self-operated stores in fiscal year 2023 was 21.0%, compared to 20.6% in fiscal year 2022.

●	Store level operating profit – self-operated stores in fiscal year 2023 was RMB3,974.9 million (US$559.9 million) with store level operating profit margin of 22.2%, compared to RMB2,376.0 million with store level operating profit margin of 24.3% in fiscal year 2022.

●	Revenues from partnership stores in fiscal year 2023 were RMB6,225.8 million (US$876.9 million), representing an increase of 102.8% from RMB3,069.3 million in fiscal year 2022.

●	GAAP operating income in fiscal year 2023 was RMB3,025.6 million (US$426.1 million), representing a GAAP operating income margin of 12.1%, compared to a GAAP operating income of RMB1,156.2 million, or a GAAP operating income margin of 8.7%, in fiscal year 2022. Non-GAAP operating income in fiscal year 2023, which adjusts for share-based compensation expenses, was RMB3,265.1 million (US$459.9 million), representing a non-GAAP operating income margin of 13.1%, compared to a non-GAAP operating income of RMB1,554.2 million, or a non-GAAP operating income margin of 11.7%, in fiscal year 2022.

COMPANY STATEMENT

“We delivered another year of strong operational and financial performance, resulting in record high revenue up 87.3% from the year prior and advancing our pricing and expansion strategies in 2023,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of Luckin Coffee, “The number of Luckin Coffee stores doubled from the previous year, reaching a new record-high, and reinforcing our position as the coffee chain brand with the largest number of stores in China. Our operating income margin also increased from 8.7% to 12.1% year-over-year due to our scale benefits and operational efficiency efforts. In the fourth quarter, our average monthly transacting customers were 62.4 million, a 154.2% increase from the fourth quarter of 2022, which highlights the enduring popularity of our brands and products. In addition, we launched more than 100 SKUs in 2023, and with these SKUs and those we plan to introduce in the near future, we aim to continuously provide customers with high-quality products and services catering to their diverse needs.”

Dr. Guo continued, “I am extremely thankful for all the hard work that has been put forth by the Luckin team over the past year, which has fueled our continued success. Looking forward to 2024, amidst various challenges that may affect our future performance, including the fierce competition in China’s coffee industry and the relatively low seasonal demands such as that in winter, we remain focused on our pricing and expansion strategy to sustain our growth and market share, with a view to delivering long-term value to our customers, shareholders and other stakeholders.”

SENIOR MANAGEMENT UPDATE

Mr. Gang Wu, a senior vice president of the Company currently in charge of public affairs and strategic cooperation, will be departing from the Company for personal reasons by the end of March 2024.

“We are grateful for Mr. Wu’s contributions to Luckin Coffee over the past few years. He has played an important role in the Company’s success, and we wish him all the best in future endeavors,” said Dr. Guo.

2

FOURTH QUARTER 2023 FINANCIAL RESULTS

Total net revenues were RMB7,065.0 million (US$995.1 million) in the fourth quarter of 2023, representing an increase of 91.2% from RMB3,695.0 million in the same quarter of 2022. Net revenues growth was primarily driven by the increase in the number of products sold, the increase in stores in operation and the increase in the number of monthly transacting customers.

●	Revenues from product sales were RMB5,301.2 million (US$746.7 million) in the fourth quarter of 2023, representing an increase of 85.9% from RMB2,851.7 million in the same quarter of 2022.

●	Net revenues from freshly brewed drinks were RMB4,838.9 million (US$681.5 million), representing 68.5% of total net revenues in the fourth quarter of 2023, compared to RMB2,503.5 million, or 67.7% of total net revenues, in the same quarter of 2022.

●	Net revenues from other products were RMB326.3 million (US$46.0 million), representing 4.6% of total net revenues in the fourth quarter of 2023, compared to RMB231.1 million, or 6.3% of total net revenues, in the same quarter of 2022.

●	Net revenues from others were RMB136.1 million (US$19.2 million), representing 1.9% of total net revenues in the fourth quarter of 2023, compared to RMB117.1 million, or 3.2% of total net revenues, in the same quarter of 2022.

●	Revenues from partnership stores were RMB1,763.8 million (US$248.4 million) in the fourth quarter of 2023, representing 25.0% of total net revenues, which is an increase of 109.1% compared to RMB843.4 million, or 22.8% of total net revenues, in the same quarter of 2022. For the fourth quarter of 2023, revenues from partnership stores included sales of materials of RMB1,192.6 million (US$168.0 million), sales of equipment of RMB322.1 million (US$45.4 million), profit sharing of RMB127.9 million (US$18.0 million), delivery service of RMB104.6 million (US$14.7 million) and other services of RMB16.5 million (US$2.3 million).

Total operating expenses were RMB6,852.3 million (US$965.1 million) in the fourth quarter of 2023, representing an increase of 102.6% from RMB3,381.8 million in the same quarter of 2022. The increase in total operating expenses was predominantly the result of the Company’s business expansion. Meanwhile, operating expenses as a percentage of net revenues was 97.0% in the fourth quarter of 2023, compared to 91.5% in the same quarter of 2022, mainly due to the increase in cost of materials as a percentage of net revenues resulting from the decreased average selling price of the Company’s products. This was partially offset by the decrease in other operating expenses as a percentage of net revenues driven by increased economies of scale and the Company’s technology-driven operations.

●	Cost of materials were RMB3,509.5 million (US$494.3 million) in the fourth quarter of 2023, representing an increase of 135.0% from RMB1,493.4 million in the same quarter of 2022, generally in line with the increase in the number of products sold and the increase in sales of materials to partnership stores.

●	Store rental and other operating costs were RMB1,702.0 million (US$239.7 million) in the fourth quarter of 2023, representing an increase of 109.8% from RMB811.1 million in the same quarter of 2022, mainly due to the increase in labor costs and store rental, as well as utilities and other store operating costs, as a result of the increased number of stores and items sold in the fourth quarter of 2023 compared to the same period last year.

3

●	Depreciation and amortization expenses were RMB208.3 million (US$29.3 million) in the fourth quarter of 2023, representing an increase of 119.7% from RMB94.8 million in the same quarter of 2022, mainly due to the increase in amortization of leasehold improvements for the stores and the increase in depreciation expenses of additional equipment put into use in new stores in the fourth quarter of 2023.

●	Delivery expenses were RMB467.4 million (US$65.8 million) in the fourth quarter of 2023, representing an increase of 23.3% from RMB379.1 million in the same quarter of 2022, mainly due to the increase in the number of delivery orders.

●	Sales and marketing expenses were RMB399.1 million (US$56.2 million) in the fourth quarter of 2023, representing an increase of 130.2% from RMB173.4 million in the same quarter of 2022, mainly driven by (i) an increase in advertising and other promotional expenses as the Company continued to make strategic investments in its branding through various forms and channels, and (ii) an increase in commission fees to third-party delivery platforms which was in line with the increase in the sales amount from delivery orders through third-party delivery platforms. Sales and marketing expenses amounted to 5.6% of total net revenues in the fourth quarter of 2023, compared to 4.7% of total net revenues in the same quarter of 2022.

●	General and administrative expenses were RMB562.0 million (US$79.2 million) in the fourth quarter of 2023, representing an increase of 36.6% from RMB411.4 million in the same quarter of 2022, mainly driven by the increase in (i) payroll costs for headquarters staff, (ii) expenditures for office supplies, (iii) tax surcharges and stamp duties and (iv) research and development expenses, which was offset by the decrease of share-based compensation for restricted share units and options issued to management and employees. General and administrative expenses amounted to 8.0% of total net revenues in the fourth quarter of 2023, compared to 11.1% of total net revenues in the same quarter of 2022.

●	Store preopening and other expenses were RMB45.5 million (US$6.4 million) in the fourth quarter of 2023, representing an increase of 335.4% from RMB10.4 million in the same quarter of 2022, mainly due to more stores being opened in the fourth quarter of 2023 compared to the same quarter of 2022. Store preopening and other expenses amounted to 0.6% of total net revenues in the fourth quarter of 2023, compared to 0.3% of total net revenues in the same quarter of 2022.

●	Losses and expenses related to Fabricated Transactions and Restructuring were negative RMB41.5 million (negative US$5.8 million) in the fourth quarter of 2023, compared to RMB8.1 million in the same quarter of 2022, as in the fourth quarter the Company reversed approximately USD 6.3 million (RMB 44.7 million) previously accrued expenses following the settlement with certain underwriters relating to indemnification of defense costs, including but not limited to attorney’s fees and expenses incurred in connection with government inquiries and litigation relating to the Fabricated Transactions. The Company had successfully completed its provisional liquidation in March 2022 and substantially resolved all outstanding litigations. The losses and expenses related to Fabricated Transactions and Restructuring consisted primarily of professional and legal fees for securities litigations and other advisory service fees.

●	Store level operating profit margin – self-operated stores was 13.5% in the fourth quarter of 2023, compared to 21.6% in the same quarter of 2022, primarily due to the decrease in average selling price of the Company’s products, which was offset by the benefits of economies of scale from the increased number of products sold.

GAAP operating income was RMB212.7 million (US$30.0 million) in the fourth quarter of 2023, representing a GAAP operating income margin of 3.0%, compared to a GAAP operating income of RMB313.2 million, or a GAAP operating income margin of 8.5%, in the same quarter of 2022. Non-GAAP operating income was RMB272.9 million (US$38.4 million) in the fourth quarter of 2023, representing a non-GAAP operating income margin of 3.9%, compared to a non-GAAP operating income of RMB425.6 million, or a non-GAAP operating income margin of 11.5%, in the same quarter of 2022. For more information on the Company’s non-GAAP financial measures, please see the section “Use of Non-GAAP Financial Measures” on page 7 and the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

Income tax benefit was RMB31.3 million (US$4.4 million) in the fourth quarter of 2023, compared to income tax expense of RMB292.8 million in the same quarter of 2022. The tax benefit in the fourth quarter of 2023 was mainly due to release of valuation allowance against deferred tax assets in certain operation entities. In accordance with relevant accounting standards, the Company continuously re-evaluated the realization of deferred tax assets by quarter given the largely reduced uncertainty of the Company’s business performance after a certain number of the Company’s operation entities have turned cumulative losses into cumulative profits.

4

Net income was RMB296.4 million (US$41.7 million) in the fourth quarter of 2023, representing a net income margin of 4.2%, compared to RMB54.5 million or a net income margin of 1.5%, in the same quarter of 2022. Non-GAAP net income was RMB356.6 million (US$50.2 million) in the fourth quarter of 2023, representing a non-GAAP net income margin of 5.0%, compared to RMB166.9 million or a non-GAAP net income margin of 4.5%, in the same quarter of 2022.

Basic and diluted net income per ADS was RMB0.96 (US$0.16) and RMB0.96 (US$0.16) in the fourth quarter of 2023, respectively, compared to RMB0.16 and RMB0.16 in the same quarter of 2022, respectively.

Non-GAAP basic and diluted net income per ADS was RMB1.12 (US$0.16) and RMB1.12 (US$0.16) in the fourth quarter of 2023, respectively, compared to RMB0.56 and RMB0.56 in the same quarter of 2022, respectively.

Net cash used in operating activities was RMB926.7 million (US$130.5 million) in the fourth quarter of 2023, mainly due to the increased purchase of raw materials, compared to net cash provided by operating activities of RMB 48.3 million in the same quarter of 2022.

Cash and cash equivalents, restricted cash, term deposits and short-term investments were RMB3,752.7 million (US$528.6 million) as of December 31, 2023, compared to RMB3,577.9 million as of December 31, 2022. The increase was primarily attributable to increased operating profits earned in fiscal year 2023, offset by increased purchase of property and equipment and raw materials to meet the Company’s rapid footprint expansion and business growth.

5

KEY OPERATING DATA

	For the three months ended or as of
	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,
	2022	2022	2022	2023	2023	2023	2023
Total stores	7,195	7,846	8,214	9,351	10,836	13,273	16,248
Self-operated stores	4,968	5,373	5,652	6,310	7,188	8,807	10,628
Partnership stores	2,227	2,473	2,562	3,041	3,648	4,466	5,620
Same-store sales growth for self-operated stores	41.2%	19.4%	9.2%	29.6%	20.8%	19.9%	13.5%
Average monthly transacting customers (in thousands)	20,712	25,103	24,559	29,489	43,070	58,477	62,438

KEY DEFINITIONS

●	Total net revenues include revenues from product sales and revenues from partnership stores.

●	Revenues from product sales include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operated stores, unmanned machines, e-commerce and revenue from delivery for self-operated stores.

●	Revenues from self-operated stores include net revenue from the sales of freshly brewed and non-freshly brewed items through self-operating stores, and delivery fees derived from self-operated stores paid by the Company’s customers. Before the first quarter of 2023, the definition of revenues from self-operated stores did not include delivery fees derived from self-operated stores paid by the Company’s customers. Comparative figures from previous periods presented were also adjusted to be consistent.

●	Revenues from partnership stores include net revenue from the sales of materials, equipment, and other services including delivery and pre-opening services provided to partnership stores and profit sharing from partnership stores.

●	Same-store sales growth for self-operated stores. Defined as growth rate of total revenue from self-operated stores that has been in operation as at the beginning of comparable period and was not closed before current period ending with the number of average operating days over 15 per month over both the current period and last year’s comparable period.

●	Store level operating profit – self-operated stores. Calculated by deducting cost for self-operated stores including cost of direct materials (including wastage in stores), cost of delivery packaging materials, storage and logistics expenses, commissions to third-party delivery platforms related to revenues from self-operated stores, store depreciation expense (including decoration loss for store closure), store rental and other operating costs, delivery expense, transaction fees, store preopening and other expenses from the Company’s self-operated store revenues. Before the first quarter of 2023, commissions to third-party delivery platforms related to revenues from self-operated stores were not deducted when calculating this item. Comparative figures from previous periods presented were also adjusted to be consistent.

●	Store level operating profit margin – self-operated stores. Calculated by dividing store level operating profit by total revenues from self-operated stores.

●	SKU(s) refers to stock keeping unit, a distinct type of item for sale.

●	Total number of stores. The number of stores open at the ending of the period, excluding unmanned machines.

●	Net new store openings. The number of gross new stores opened during the period minus the number of stores permanently closed during the period.

●	Average monthly transacting customers. The total of each month’s number of transacting customers divided by the number of months during the period (includes those of partnership stores and those only paid with free-coupons).

●	Non-GAAP operating income/(loss). Calculated by operating income/(loss) excluding share-based compensation expenses.

●	Non-GAAP net income/(loss). Calculated by net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and gain from extinguishment of Series B Senior Secured Notes.

●	Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders. Calculated by adjusting net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants and gain from extinguishment of Series B Senior Secured Notes.

●	Non-GAAP basic and diluted net income/(loss) per shares. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted share.

●	Non-GAAP basic and diluted net income/(loss) per ADSs. Calculated as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders divided by weighted average number of basic and diluted ADS.

6

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating the business, the Company considers and uses non-GAAP operating income/(loss) and non-GAAP net income/(loss), each a non-GAAP financial measure, in reviewing and assessing the Company’s operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in the Company’s business, provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Furthermore, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

The Company defines non-GAAP operating income/(loss) as operating income/(loss) excluding share-based compensation expenses, non-GAAP net income/(loss) as net income/(loss) excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants, and gain from extinguishment of Series B Senior Secured Notes, and non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding recurring item of share-based compensation expenses and fair value changes of derivative asset bifurcated from Series B Senior Secured Notes and non-recurring item of provision for equity litigants, and gain from extinguishment of Series B Senior Secured Notes.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to the Most Directly Comparable GAAP Measures” set forth at the end of this earnings release.

EXCHANGE RATE INFORMATION

This earnings release contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at the rate of RMB7.0999 to US$1.00, the exchange rate on December 29, 2023 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

7

CONFERENCE CALL

The Company will hold a conference call today, on Friday, February 23, 2024, at 8:00 am Eastern Time (or Friday, February 23, 2024, at 9:00 pm Beijing Time) to discuss the financial results.

Participants may access the call by dialing the following numbers:

United States Toll Free:	+1-888-317-6003
International:	+1-412-317-6061
Mainland China Toll Free:	400-120-6115
Hong Kong Toll Free:	800-963-976
Conference ID:	9223907

As previously announced, all shareholders are able to submit questions to Luckin Coffee management by visiting https://event.choruscall.com/mediaframe/webcast.html?webcastid=oFEekSTM. After registration, there will be an “Ask a Question” section on the bottom of the screen. Management will answer a selection of questions from the submission list during the conference call. The Q&A platform will remain open until the conclusion of the earnings call.

The replay will be accessible through March 1, 2024, by dialing the following numbers:

United States Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Access Code:	9041865

A live and archived webcast of the conference call will also be available at the Company's investor relations website at investor.lkcoffee.com.

SAFE HARBOR STATEMENTS

This earnings release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings or investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in the coffee industry or the food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; governmental policies and regulations relating to Luckin Coffee’s industry; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

8

STATEMENT REGARDING PRELIMINARY UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information. Accordingly, you should not place undue reliance upon these preliminary estimates. The preliminary unaudited financial information included in this press release has been prepared by, and is the responsibility of, the Company’s management. The Company’s auditor has not audited, reviewed, compiled or applied agreed-upon procedures with respect to such preliminary financial data. Accordingly, the Company’s auditor does not express an opinion or any other form of assurance with respect thereto. Upon completion of the year-end audit, the Company’s audited financial results may differ materially from its preliminary estimates.

ABOUT LUCKIN COFFEE INC.

Luckin Coffee Inc. (OTC: LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its mission to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

INVESTOR AND MEDIA CONTACTS

Investor Relations:

Luckin Coffee Inc. IR

Email: ir@lkcoffee.com

Bill Zima / Michael Bowen

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee Inc. PR

Email: pr@lkcoffee.com

Ed Trissel / Spencer Hoffman

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

9

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$, except for number of shares)

	As of
	December 31, 2022	December 31, 2023 (Unaudited)
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,534,304	2,925,709	412,077
Restricted cash	7,860	66,080	9,307
Term deposit- current	—	464,019	65,356
Short-term investment	—	100,000	14,085
Accounts receivable, net	58,782	80,665	11,361
Receivables from online payment platforms	151,922	214,163	30,164
Inventories, net	1,206,467	2,204,000	310,427
Prepaid expenses and other current assets, net	1,077,719	1,544,918	217,597
Total current assets	6,037,054	7,599,554	1,070,374

Non-current assets:
Property and equipment, net	1,867,378	4,169,141	587,211
Restricted cash	35,755	46,854	6,599
Term deposit-non current	—	150,000	21,127
Other non-current assets, net	327,744	789,492	111,198
Deferred tax assets, net	208,469	350,082	49,308
Operating lease, right-of-use assets	2,003,997	5,186,855	730,553
Total non-current assets	4,443,343	10,692,424	1,505,996
TOTAL ASSETS	10,480,397	18,291,978	2,576,370

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	441,376	814,655	114,742
Accrued expenses and other liabilities	1,375,425	2,556,977	360,143
Deferred revenues	97,366	123,422	17,384
Payable for equity litigants settlement	33,796	116,314	16,382
Operating lease liabilities-current	880,873	1,851,310	260,752
Total current liabilities	2,828,836	5,462,678	769,403

Non-current liabilities:
Operating lease liabilities-non current	1,024,274	3,114,855	438,718
Total non-current liabilities	1,024,274	3,114,855	438,718
Total liabilities	3,853,110	8,577,533	1,208,121

Commitments and contingencies

Mezzanine equity
Senior Preferred Shares	1,578,040	1,578,040	222,262

Shareholders’ equity:
Class A Ordinary shares	23	23	3
Class B Ordinary shares	2	2	—
Additional paid-in capital	16,037,406	16,276,991	2,292,566
Statutory reserves	35,657	168,204	23,691
Accumulated deficits	(11,421,145)	(8,705,759)	(1,226,181)
Accumulated other comprehensive income	397,304	396,944	55,908
Total Company’s ordinary shareholders’ equity	5,049,247	8,136,405	1,145,987
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	10,480,397	18,291,978	2,576,370

10

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Revenues from product sales	2,851,660	5,301,221	746,661	10,223,720	18,677,390	2,630,655
Revenues from partnership stores	843,354	1,763,750	248,419	3,069,262	6,225,776	876,882
Total net revenues	3,695,014	7,064,971	995,080	13,292,982	24,903,166	3,507,537

Cost of materials	(1,493,402)	(3,509,485)	(494,301)	(5,178,963)	(10,892,214)	(1,534,136)
Store rental and other operating costs	(811,142)	(1,701,969)	(239,717)	(2,829,987)	(5,167,482)	(727,825)
Depreciation and amortization expenses	(94,803)	(208,324)	(29,342)	(391,936)	(604,580)	(85,153)
Delivery expenses	(379,099)	(467,363)	(65,827)	(1,373,219)	(2,010,699)	(283,201)
Sales and marketing expenses	(173,382)	(399,113)	(56,214)	(570,122)	(1,286,523)	(181,203)
General and administrative expenses	(411,433)	(561,997)	(79,156)	(1,459,550)	(1,829,651)	(257,701)
Store preopening and other expenses	(10,442)	(45,462)	(6,403)	(36,012)	(109,685)	(15,449)
Impairment loss of long-lived assets	-	-	-	(221,810)	(5,229)	(736)
Losses and expenses related to Fabricated Transactions and Restructuring	(8,081)	41,455	5,839	(75,204)	28,515	4,016
Total operating expenses	(3,381,784)	(6,852,258)	(965,121)	(12,136,803)	(21,877,548)	(3,081,388)
Operating income	313,230	212,713	29,959	1,156,179	3,025,618	426,149

Interest and investment income	20,806	31,358	4,417	84,923	108,682	15,308
Interest and financing expenses	-	-	-	(23,484)	-	-
Foreign exchange gain/(loss), net	(1,665)	3,089	435	10,661	2,968	418
Other expenses, net	14,939	17,974	2,532	60,680	62,283	8,772
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	-	-	(6,381)	-	-
Provision for equity litigants	-	-	-	(279,967)	(92,192)	(12,985)
Gain from extinguishment of Series B Senior Secured Notes	-	-	-	124,139	-	-
Net income before income taxes	347,310	265,134	37,343	1,126,750	3,107,359	437,662
Income tax (expense)/benefit	(292,789)	31,267	4,404	(638,504)	(259,426)	(36,539)
Net income	54,521	296,401	41,747	488,246	2,847,933	401,123
Net income attributable to the Company’s ordinary shareholders	54,521	296,401	41,747	488,246	2,847,933	401,123

Net income per share:
Basic	0.02	0.12	0.02	0.20	1.12	0.16
Diluted	0.02	0.12	0.02	0.19	1.12	0.16
Net income per ADS:
Basic*	0.16	0.96	0.16	1.60	8.96	1.28
Diluted*	0.16	0.96	0.16	1.52	8.96	1.28
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,480,103,880	2,532,219,287	2,532,219,287	2,473,078,408	2,532,109,710	2,532,109,710
Diluted	2,524,516,100	2,532,343,852	2,532,343,852	2,516,273,627	2,532,563,302	2,532,563,302

Net income	54,521	296,401	41,747	488,246	2,847,933	401,123
Other comprehensive income /(loss), net of tax of nil:
Foreign currency translation difference, net of tax of nil	(7,027)	(2,766)	(390)	(69,552)	(360)	(51)
Total comprehensive income	47,494	293,635	41,357	418,694	2,847,573	401,072
Total comprehensive income attributable to ordinary shareholders	47,494	293,635	41,357	418,694	2,847,573	401,072

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

11

LUCKIN COFFEE INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by/(used in) operating activities	48,292	(926,746)	(130,530)	19,818	2,900,425	408,516
Net cash used in investing activities	(450,858)	(176,073)	(24,800)	(798,046)	(3,447,099)	(485,514)
Net cash used in financing activities	-	-	-	(2,276,260)	-	-
Effect of foreign exchange rate changes on cash and cash equivalents and restricted cash	(12,764)	491	69	77,133	7,398	1,042
Net decrease in cash and cash equivalents and restricted cash	(415,330)	(1,102,328)	(155,261)	(2,977,355)	(539,276)	(75,956)
Cash and cash equivalents and restricted cash at beginning of period	3,993,249	4,140,971	583,244	6,555,274	3,577,919	503,939
Cash and cash equivalents and restricted cash at end of period	3,577,919	3,038,643	427,983	3,577,919	3,038,643	427,983

12

LUCKIN COFFEE INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Unaudited, amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,			For the year ended December 31,
	2022	2023		2022	2023
	RMB	RMB	US$	RMB	RMB	US$
A. Non-GAAP operating income
Operating income	313,230	212,713	29,959	1,156,179	3,025,618	426,149
Adjusted for:
Share-based compensation expenses	112,417	60,195	8,479	398,008	239,506	33,734
Non-GAAP operating income	425,647	272,908	38,438	1,554,187	3,265,124	459,883

B. Non-GAAP net income
Net income	54,521	296,401	41,747	488,246	2,847,933	401,123
Adjusted for:
Share-based compensation expenses	112,417	60,195	8,479	398,008	239,506	33,734
Fair value changes of derivative asset bifurcated from Series B Senior Secured Notes	-	-	-	6,381	-	-
Gain from extinguishment of Series B Senior Secured Notes	-	-	-	(124,139)	-	-
Provision for equity litigants	-	-	-	279,967	92,192	12,985
Non-GAAP net income	166,938	356,596	50,226	1,048,463	3,179,631	447,842

C. Non-GAAP net income per share
Weighted average shares outstanding used in calculating basic and diluted income per share:
Basic	2,480,103,880	2,532,219,287	2,532,219,287	2,473,078,408	2,532,109,710	2,532,109,710
Diluted	2,524,516,100	2,532,343,852	2,532,343,852	2,516,273,627	2,532,563,302	2,532,563,302

Non-GAAP net income per share:
Basic	0.07	0.14	0.02	0.42	1.26	0.18
Diluted	0.07	0.14	0.02	0.42	1.26	0.18

Non-GAAP net income per ADS:
Basic*	0.56	1.12	0.16	3.36	10.08	1.44
Diluted*	0.56	1.12	0.16	3.36	10.08	1.44

* Each ADS represents eight Class A Ordinary Shares. The per ADS indicators are based on rounded results of corresponding per ordinary share indicators, which could have a rounding difference of absolute amount for not more than 0.04 per ADS.

13